EATON VANCE MUNICIPAL INCOME CLOSED-END FUNDS

ANNOUNCE TENDER OFFERS FOR OUTSTANDING AUCTION PREFERRED SHARES

BOSTON, MA, December 21, 2015 — Each of the Eaton Vance municipal income closed-end funds listed below (each, the “Fund” and, collectively, the “Funds”) announced today that it has commenced a tender offer (the “Tender Offer”) to purchase up to 100% of its outstanding auction preferred shares (“APS”).

For each Fund other than Eaton Vance Municipal Income Trust (“Muni Income Trust”), the Tender Offer is at a price per share equal to 95.5% of the liquidation preference per share (or $23,875 per share), plus any accrued but unpaid APS dividends.  For Muni Income Trust, the Tender Offer is at a price per share equal to 94.5% of the liquidation preference per share (or $23,625 per share), plus any accrued but unpaid APS dividends.

Fund	Ticker Symbol
Eaton Vance California Municipal Income Trust	CEV
Eaton Vance Massachusetts Municipal Income Trust	MMV
Eaton Vance Michigan Municipal Income Trust	EMI
Eaton Vance Municipal Income Trust	EVN
Eaton Vance New Jersey Municipal Income Trust	EVJ
Eaton Vance New York Municipal Income Trust	EVY
Eaton Vance Ohio Municipal Income Trust	EVO
Eaton Vance Pennsylvania Municipal Income Trust	EVP

As described in the Funds’ Offer to Purchase and the related Letter of Transmittal (“Offer Documents”), each Fund’s Tender Offer is scheduled to expire at 5:00 p.m. Eastern Time on Wednesday, February 3, 2016, but may be extended.  If a Fund’s Tender Offer is extended beyond February 3, 2016, a press release will be issued providing notice of the extension.

Each Fund’s Tender Offer is conditional upon its issuance of new preferred shares on terms satisfactory to the Fund and upon satisfaction of certain other conditions as set forth in the Offer Documents.  The complete terms and conditions of each Fund’s Tender Offer are set forth in the Offer Documents as filed with the Securities and Exchange Commission (“SEC”) and distributed to APS holders.

If you have questions about a Fund’s Tender Offer and hold its APS through a broker or other nominee holder, you can call your broker or other nominee holder directly.  You may also call AST Fund Solutions LLC, the Funds’ Tender Offer information agent, toll free at (866) 207-2356 with any questions.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of any Fund. Each Fund’s Tender Offer will be made only by an Offer to Purchase, a related Letter of Transmittal and other related documents, which will be filed with the SEC as exhibits to a tender offer statement on Schedule TO and available free of charge at www.sec.gov. Each Fund will also make available, without charge, the Offer Documents.  Each Fund’s APS holders should read these documents and related exhibits, as they contain important information about each Fund’s Tender Offer.

The Funds are managed by Eaton Vance Management, a subsidiary of Eaton Vance Corp. (NYSE: EV).  Eaton Vance is a leading global asset manager whose history dates to 1924. With offices in North America, Europe, Asia and Australia, Eaton Vance and its affiliates managed $311.4 billion in assets as of October 31, 2015, offering individuals and institutions a broad array of investment strategies and wealth management solutions. The Company’s long record of providing exemplary service, timely innovation and attractive returns through a variety of market conditions has made Eaton Vance the investment manager of choice for many of today’s most discerning investors. For more information about Eaton Vance, visit eatonvance.com.

Fund shares are subject to investment risk, including possible loss of principal invested.  No Fund is a complete investment program and you may lose money investing in a Fund.  An investment in a Fund may not be appropriate for all investors.  Additional information about the Funds, including performance and portfolio characteristic information, is available at www.eatonvance.com.

Statements in this press release that are not historical facts are forward-looking statements as defined by the United States securities laws. You should exercise caution in interpreting and relying on forward-looking statements because they are subject to uncertainties and other factors which are, in some cases, beyond a Fund’s control and could cause actual results to differ materially from those set forth in the forward-looking statements.

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